C-COMBINATOR, A PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

Period from January 21, 2020 (Date of Inception)
to December 31, 2020

(With Independent Accountants' Review Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

951 North Main Street, Providence, Rhode Island 02904
Phone: 401-274-2001 • Fax: 401-831-4018
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR
Certified Public Accountants
and Business Consultants

C-COMBINATOR, A PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Period from January 21, 2020 (Date of Inception) to December 31, 2020

Member of The Leading Edge Alliance

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

951 North Main Street, Providence, Rhode Island 02904
Phone: 401-274-2001 • Fax: 401-831-4018
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants
and Business Consultants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
C-Combinator, A Public Benefit Corporation and Subsidiaries:

We have reviewed the accompanying consolidated financial statements of C-Combinator, A Public Benefit Corporation and Subsidiaries (collectively, the Company), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, stockholders' deficit and cash flows for the period January 21, 2020 (date of inception) to December 31, 2020, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's net losses since inception, stockholders' deficit and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Kahn, Litwin, Renza & Co., Ltd.

June 21, 2021



KLR

C-COMBINATOR, A PUBLIC BENEFIT CORPORATION AND SUBSDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2020

Assets		
Current Assets:		
Cash	$	244,383
Prepaid expenses		34,965
Total current assets		**279,348**
Property and Equipment, net		242,481
Other Assets:		
Intangible asset, net		18,750
Security deposit		4,822
Total other assets		**23,572**
Total Assets	**$**	**545,401**
Liabilities and Stockholders' Deficit		
Current Liabilities:		
Accounts payable and accrued expenses	$	106,260
Long-term Liabilities:		
Deferred payments		1,442,500
Convertible debt		862,677
Total liabilities		**2,411,437**
Stockholders' Deficit:		
Common stock, $0.0001 par value, 10,000,000 shares authorized, 7,000,000 shares issued and outstanding (Note 7)		-
Accumulated deficit		(1,866,036)
Total stockholders' deficit		**(1,866,036)**
Total Liabilities and Stockholders' Deficit	**$**	**545,401**



C-COMBINATOR, A PUBLIC BENEFIT CORPORATION AND SUBSDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
Period from January 21, 2020 (Date of Inception) to December 31, 2020

Revenue	$ -
Operating expenses:	
Personnel costs	697,131
Professional fees	497,150
General and administrative	278,687
Research and development	253,790
Occupancy costs	135,990
	1,862,748
Loss from operations	**(1,862,748)**
Other income (expense):	
Foreign exchange gains, net	4,389
Interest expense	(7,677)
Other expense, net	**(3,288)**
Net loss	**$ (1,866,036)**



C-COMBINATOR, A PUBLIC BENEFIT CORPORATION AND SUBSDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
Period from January 21, 2020 (Date of Inception) to December 31, 2020

KLR

	Common Stock	Accumulated Deficit	Total
Balance at January 21, 2020	$ -	$ -	$ -
Issuance of common stock (Note 7)	-	-	-
Net loss	-	(1,866,036)	(1,866,036)
Balance at December 31, 2020	$ -	$ (1,866,036)	$ (1,866,036)

See accompanying notes to the consolidated financial statements and independent accountants' review report.



C-COMBINATOR, A PUBLIC BENEFIT CORPORATION AND SUBSDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
Period from January 21, 2020 (Date of Inception) to December 31, 2020

KLR

Cash Flows from Operating Activities:	
Net loss	$ (1,866,036)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	9,475
Amortization	6,250
Non-cash interest expense	7,677
Changes in operating assets and liabilities:	
Prepaid expenses	(34,965)
Security deposit	(4,822)
Accounts payable and accrued expenses	106,260
Net cash used by operating activities	**(1,776,161)**
Cash Flows from Investing Activities:	
Purchases of property and equipment	(251,956)
Purchase of intellectual property rights	(25,000)
Net cash used by investing activities	**(276,956)**
Cash Flows from Financing Activities:	
Proceeds from deferred payments	1,442,500
Proceeds from issuance of convertible debt	855,000
Net cash provided by financing activities	**2,297,500**
Net Increase in Cash	**244,383**
Cash, beginning of period	**-**
Cash, end of period	**$ 244,383**



1.   **Nature of Operations**

C-Combinator, A Public Benefit Corporation (C-Combinator) and its wholly owned subsidiaries C-Combinator Puerto Rico LLC (C-Combinator Puerto Rico), C-Combinator Mexico LLC (C-Combinator Mexico), and C-Combinator Limited, incorporated under the Registrar of Companies for England and Wales, (collectively, the Company) promote the public benefit of environmental sustainability, specifically, developing ways to help restore the health of the oceans and climate through harvesting of naturally occurring seaweeds. The Company plans to sell a variety of products produced from seaweed; however, the Company is still in the development stage. C-Combinator was formed and commenced operations on January 21, 2020 as a public benefit corporation organized and existing under the laws of the State of Delaware and is headquartered in Hingham, Massachusetts. C-Combinator Puerto Rico, a Delaware limited liability company, is located in Cataño, Puerto Rico and is the headquarters for the Company's research laboratory and biorefinery, the central processing point for seaweed collected throughout the Caribbean. C-Combinator Mexico LLC, a Delaware limited liability company located in Puerto Morelos, Mexico, is piloting an innovative and environmentally-friendly process to harvest and process seaweed. C-Combinator Limited supports sales, marketing and product development activities.

Risks and Uncertainties
The Company is subject to all of the risks inherent in an early-stage business. These risks include, but are not limited to, limited operating history, dependence on key personnel, the need to raise capital, development and maintenance of efficient information technologies, and successfully marketing its products. Because of the risks and uncertainties associated with this, the Company is unable to predict when it will become profitable. All of these factors are integral to the Company's ability to continue as a going concern.

The Company has incurred net operating losses and negative operating cash flows since inception and has a stockholders' deficit as of December 31, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. These consolidated financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.


Principles of Consolidation and Reporting

The accompanying consolidated financial statements include the accounts of C-Combinator, C-Combinator Puerto Rico, C-Combinator Mexico and C-Combinator Limited. All significant intercompany transactions and balances are eliminated in consolidation.

Property and Equipment

Property and equipment is stated at cost. Renewals and betterments that materially extend the life of the assets are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are 5 years.

Intangible Asset

Intangible asset consists of intellectual property rights (IP) purchased in April 2020. The IP is being amortized on a straight-line basis over its estimated economic life of 3 years. The Company's management regularly reviews the carrying value of this asset for impairment and decline in value. Management believes that no impairment exists with respect to the IP at December 31, 2020.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately $1,700 for the year ended December 31, 2020.

Research and Development

The Company expenses all research and development costs as incurred.

Foreign Currency Translations

The Company has operations in Mexico and England. In the normal course of business, the Company is exposed to fluctuations in currency values. The functional currency for all international subsidiaries is the United States dollar; therefore, there are no translation adjustments. The Company recognizes foreign currency transaction gains and losses when changes in exchange rates impact transactions, other than intercompany transactions of a long-term investment nature, that have been denominated in a currency other than that functional currency.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance. A requirement of the authoritative guidance is that deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax bases of assets and liabilities using the current enacted tax rate expected to be in effect when the taxes are actually paid or recovered.

C-Combinator evaluates its tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are "more likely- than-not" of being sustained by the applicable tax authority.



Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year.

C-Combinator Puerto Rico and C-Combinator Mexico are single member limited liability companies, and as such, are treated as disregarded entities for federal income tax purposes and their financial results are included in C-Combinator's income tax returns.

C-Combinator Limited has elected to be treated as a foreign disregarded entity for federal income tax purposes and its financial results are included in C-Combinator's income tax return.

The Company follows authoritative guidance pertaining to uncertain tax positions. The Company has determined that there is no impact on the financial position or results of operations. The Company has no tax examinations in progress.

Concentrations of Credit Risk
The Company maintains its cash balances in two U.S. financial institutions. The balance in each institution is insured by the Federal Deposit Insurance Corporation up to $250,000. From time to time, the Company's cash balance may exceed this limit. Cash balances in excess of $250,000 are generally uninsured.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncement
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases*, which is effective for annual periods beginning after December 15, 2021. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the statement of operations. This standard will be effective for the Company's year ending December 31, 2022, with early adoption permitted. The Company is currently in the process of evaluating the impact of adoption on the consolidated financial statements.



3.   **Property and Equipment**

Property and equipment consisted of the following:

Tools and equipment	$	251,956
Accumulated depreciation		(9,475)
Property and equipment, net	$	242,481

4.   **Intangible Asset**

During the initial period ended December 31, 2020, the Company entered in an agreement with an unrelated third party to purchase certain IP for $25,000.

A summary of the intangible asset at December 31, 2020 is as follows:

Intellectual property rights	$	25,000
Accumulated amortization		(6,250)
Intangible asset, net	$	18,750

Amortization expense for the period ended December 31, 2020 was $6,250. The Company will incur future annual amortization expense of the intangible asset of $8,333 through December 31, 2022 and $2,084 for the year ending December 30, 2023, unless management determines there is an impairment prior to that date.

5.   **Deferred Payments**

During 2020, the Company completed an exempt financing pursuant to Rule 506 of Regulation D under Section 4(a)(2) of the Securities Act, raising a total of $1,442,500. As part of the financing the Company issued Net Revenue Shares (Revenue Shares) that offer the recipient a portion of gross revenue less operating unit costs, as defined, which shall be paid on an annual basis. As of December 31, 2020, the Company has valued the Revenue Shares at the offering price which are recorded as deferred payments on the consolidated balance sheet. Once the Company's annual gross revenues exceed operating unit costs, payments to recipients will first reduce the deferred payments liability and thereafter, payments in excess of the offering price will be recorded as an operating expense in the consolidated statement of operations.



During 2020, the Company also issued Employee Net Revenue Shares (Employee Shares) to certain employees as compensation for services. The Employee Shares offer the recipient a portion of gross revenue less operating unit costs, as defined for the Revenue Shares above, which shall be paid on an annual basis and which are second in priority to the Shares offered to investors. As of December 31, 2020, the Employee Shares are deemed to have nominal value, and as such, no expense has been recorded by the Company. Once the Company's annual gross revenues exceed operating unit costs, payments to employees will be recorded as personnel costs in the consolidated statement of operations.

6.   Convertible Debt

During 2020, the Company issued convertible promissory notes to investors totaling $855,000. The notes bear interest at 7%, resulting in accrued interest of $7,677 at December 31, 2020. In the event of a Qualified Financing, as defined, prior to the maturity date of October 31, 2022, the outstanding principal balance will automatically convert at 85% of the per share price of the equity securities issued up to a pre-money valuation cap of $29,000,000. If a Qualified Financing is not consummated prior to the maturity date, the note holders could elect to have the notes and accrued interest paid in full or converted into common stock or shares of Series A Preferred Stock, which shall be authorized and issued upon the maturity date of the notes, at a conversion price equal to the quotient of $22,000,000 divided by the aggregate number of issued and outstanding equity securities of the Company as of the maturity date of the notes.

7.   Common Stock

During the period ended December 31, 2020, the Company awarded 7,000,000 shares of common stock to employees and members of the Board of Directors. Common stock awards are subject to a time-based vesting condition (generally, 25% cliff vesting after one year then ratably over 36 months). There were no proceeds received for the par value of common stock issued during the period ended December 31, 2020. Upon a change of control, unvested shares shall immediately vest. Upon separation of employment or Board of Director membership, unvested shares are forfeited to the Company. No common stock awards were fully vested as of December 31, 2020.



The following table summarizes information about nonvested common stock issued during the period ended December 31, 2020:

	Number of Shares
Unvested balance at January 21, 2020	-
Granted	7,000,000
Vested	(2,037,498)
Unvested balance at December 31, 2020	4,962,502

The Company has the right of first refusal to purchase all or any portion of shares of common stock offered for sale by a shareholder within 30 days of a formal notice to sell the shares.

At date of grant and as vested, common stock awards are deemed to have nominal value, and as such, no expense has been recorded by the Company.

8.   Income Taxes

The temporary differences and carryforwards, which give rise to a significant portion of the Company's deferred tax assets as of December 31, 2020, are as follows:

Net operating loss carryforwards	$ 519,306
Depreciation and amortization	(9,699)
	509,607
Less: valuation allowance	509,607
	$ -

In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company recorded a full valuation allowance against the deferred tax assets. The Company will maintain a valuation allowance until sufficient positive evidence exists to support its reversal.



The Company has federal net operating loss carryforwards at December 31, 2020 of approximately $1,900,000. The Company has state net operating loss carryforwards at December 31, 2020 of approximately $1,900,000. As a result of the 2017 Tax Cuts and Jobs Act, federal net operating losses generated for tax years starting after December 31, 2017 have indefinite life. The tax attributes such as net operating loss carryforwards may be subject to Internal Revenue Code Section 382 change of ownership limitations, which have not been determined as December 31, 2020.

9.   Operating Leases

The Company leases office space for its headquarters in Hingham, MA under an $800 month to month lease agreement. The Company also has various short-term cancelable leases for equipment and temporary workspaces.

The Company leases its Puerto Rico facilities under a non-cancelable operating lease effective September 9, 2020. The lease provides for monthly lease payments of approximately $4,300 through September 30, 2021, increasing by approximately 2.5% each year through expiration on September 30, 2023.

In April 2021, the Company entered into a non-cancelable operating lease for an additional facility in Puerto Rico. The lease, effective July 1, 2021, provides for monthly lease payments of approximately $13,100 through March 31, 2022, increasing by approximately 2.5% each year through March 31, 2025; thereafter, increasing by 3% per year through expiration on March 31, 2027.

In December 2020, the Company entered into a non-cancelable operating lease effective March 1, 2021 for facilities in Mexico. The lease provides for monthly lease payments commencing June 1, 2021 of approximately $6,000 through expiration on January 9, 2024.

Rent expense under all leases was approximately $136,000 for the period ended December 31, 2020.



Future minimum lease payments under all operating leases are as follows:

Year Ending December 31		Amounts
2021	$	172,500
2022		285,100
2023		276,500
2024		174,200
2025		173,100
Thereafter		223,200
Total	$	1,304,600

10.   Subsequent Events

In 2021, the Company issued convertible promissory notes to investors totaling approximately $1,400,000. The notes bear interest at 7% and are subject to the same terms as those described in Note 6.

Management has evaluated subsequent events through June 21, 2021, which is the date these consolidated financial statements were available to be issued.